Troutman Pepper Locke LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103

March 18, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attn: Frank Wyman and Angela Connell

Re:	Elite Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended March 31, 2025 Filed June 30, 2025 File No. 001-15697

Dear Mr. Wyman and Ms. Connell:

We are providing this response letter on behalf of our client, Elite Pharmaceuticals, Inc. (the “Company” or “Elite”), with respect to the staff (the “Staff”) of the Securities and Exchange Commission’s comment letter dated March 4, 2026, regarding the above-referenced Form 10-K. For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2025

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note your disaggregation of revenue disclosure provided on page F-9 as well as the information provided in your February 20, 2024 response letter, specifically your response to comment four. You state that you disaggregate your revenue based on type of good or service (e.g., manufacturing and license fees) and regulatory pathway (e.g., ANDA vs NDA). Please address the following:

●	Given that you have paused further development of NDAs and do not appear to have engaged in business activities in this segment since 2021, explain to us how disaggregation by regulatory pathway provides a meaningful level of disaggregation of your revenues.

U.S. Securities and Exchange Commission

March 18, 2026

●	In your February 20, 2024 response to prior comment four, you stated that when determining the level of revenue disaggregation, you considered the categories noted in ASC 606-10-55-91 - one of which was sales channel. Given that you began selling products under your own label in 2023 and now recognize manufacturing fees generated from both wholesale customers and direct sale customers, explain to us how you determined that disaggregation by sales channel wouldn’t provide meaningful information to investors. Please also provide us with a breakdown of your manufacturing fees by customer type/sales channel for the periods presented.

●	Tell us how your existing disclosure complies with the requirements of ASC 280-10-50-40, which requires disclosure of your revenues by product/service or each group of similar products/services. In this regard, your risk factor disclosure on page 26 indicates that you track revenues by product or product family and that your top four products based on active pharmaceutical ingredient account for over 90% of your net revenues. Provide us with a breakdown or your revenues by each individual product, product family or therapeutic category for the periods presented with a view towards future disclosure.

RESPONSE: We respectfully acknowledge the Staff’s comment and respond as follows.

The Company disaggregated revenue by regulatory pathway (ANDA versus NDA) in prior periods because, historically, those categories reflected distinct economic characteristics, including differences in development risk, regulatory approval timelines, pricing, and margin profiles. However, the Company acknowledges that it paused further development of NDA products in 2021 and has not engaged in active commercial NDA-related business activities since that time.

Accordingly, for the periods presented, revenue associated with NDA-related activities is zero, and the Company agrees that disaggregation by regulatory pathway no longer provides a meaningful depiction of how economic factors affect the nature, amount, timing, or uncertainty of revenue, as contemplated by ASC 606-10-50-5 and ASC 606-10-55-91.

With a view toward future disclosure, the Company intends to remove regulatory pathway as a disaggregation category and instead focus its revenue disaggregation on categories that more directly reflect current revenue-generating activities and economic characteristics.

In determining the appropriate level of revenue disaggregation, the Company considered the categories described in ASC 606-10-55-91, specifically sales channel. While the Company began selling certain products under its own label in 2023 and currently earns manufacturing fees from intermediary customers, the Company’s management concluded that disaggregation by sales channel would provide more meaningful information to investors for the following reasons:

●	Manufacturing services provided to customers, which consist of intermediaries (i.e. direct and indirect wholesalers), are substantially similar in nature, involve the same manufacturing processes, and are subject to similar contractual terms. No goods are sold directly to consumers. All goods are sold through intermediaries.

U.S. Securities and Exchange Commission

March 18, 2026

●	Revenue from both direct and indirect wholesalers is recognized at a point in time upon transfer of control of manufactured products. However, revenues from direct and indirect wholesalers have different cash flows and contract economics as margins generated differ between direct and indirect revenues. Although the underlying arrangements are substantially similar, pricing to direct wholesalers yields higher margins than pricing to indirect wholesalers, while the timing and uncertainty of cash flows do not differ materially.

Accordingly, the Company concluded that disaggregation by sales channel better achieves the disclosure objective of ASC 606-10-50-5 than disaggregation by type of good or service.

Notwithstanding the above, and in response to the Staff’s request, the Company has prepared the following quantitative breakdown of manufacturing fees by customer type for the periods presented:

	For the Years Ended March 31,
	2025	2024
Direct Wholesalers	$48,008,986	$31,633,315
Indirect Wholesalers	33,977,093	22,487,416
Total Manufacturing Fees	$81,986,079	$54,120,731

The Company will include enhanced revenue disaggregation disclosures in future filings, as appropriate, based on its then-current business model.

ASC 280-10-50-40 requires disclosure of the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company believes its existing disclosure, which disaggregates revenue by type of good or service (manufacturing fees and license fees), satisfies this requirement, as these categories represent the Company’s primary revenue-generating activities and groups of similar services.

Although the Company internally tracks revenues by product, such information is proprietary and commercially sensitive. Disclosure of such information in combination with market data regarding sales volume of the Company’s products that is publicly available from third parties, would result in competitive harm to the Company.

Notwithstanding the above, and in response to the Staff’s request, the Company has prepared the following quantitative breakdown of revenues by (i) products containing an active ingredient listed by the United States Drug Enforcement Agency as a scheduled substance under the Controlled Substances Act of 1970 (“Scheduled Products”) and (ii) products not containing such a scheduled active ingredient (“Unscheduled Products”) for the periods presented:

	For the Years Ended March 31,
	2025	2024
Scheduled Products – Manufacturing Fees	$74,756,506	$48,426,996
Scheduled Products – Licensing Fees	248,789	1,352,760
Unscheduled Products – Manufacturing Fees	7,229,573	5,693,735
Unscheduled Products – Licensing Fees	1,809,061	1,151,637
Total Revenue	$84,043,929	$56,625,128

U.S. Securities and Exchange Commission

March 18, 2026

The Company believes such disclosure, in combination with the related disclosures in its Annual Report on Form 10-K for the fiscal year ended March 31, 2025, meets the requirements of ASC 280-10-50-40 and balances the needs of investors for information regarding the Company and its financial performance with the need of the Company to protect its proprietary and competitively sensitive information. The Company intends to provide a breakdown of revenues by Scheduled Products and Unscheduled Products in applicable future filings, in a form substantially similar to the form provided above.

Note 14. Segment Results, page F-23

2. You disclose that Consolidated Loss from Operations is the measure of segment profit or loss that is regularly reviewed by your CODM and that this measure is reported in your Consolidated Statements of Operations. Your disclosure on page F-24, however, of Operating Income by Segment does not tie to your Consolidated Statements of Operations. With a view towards future disclosure, clarify for us your measure of segment profit or loss and provide us with the components of such measure and illustrate how it ties to your Consolidated Statements of Operations. Please also ensure that all of the information required by ASC 280-10-50-22 is disclosed in your future filings.

RESPONSE: The Company acknowledges the Staff’s comment and clarifies that the Chief Operating Decision Maker (“CODM”) regularly reviews Consolidated Income from Operations as the measure of segment profit or loss, which is reported in the Company’s Consolidated Statements of Operations.

The Company notes that the presentation of Operating Income by Segment in Note 14 did not clearly reconcile to the Consolidated Statements of Operations. The Company will include Income (Loss) from Operations as a line item within the segment results table to facilitate reconciliation in future filings as follows:

	For the Years Ended March 31,
	2025	2024
Operating income by segment	$32,121,818	$19,473,752
Corporate unallocated costs	(9,001,930)	(7,145,114)
Impairment of intangible assets	(1,603,426)	-
Depreciation and amortization expense	(1,688,429)	(1,379,948)
Significant non-cash items	(227,565)	(159,921)

Income from operations	19,600,468	10,788,769

Change in fair value of derivative instruments	(18,901,185)	(5,776,297)
Change in fair value of stock-based liabilities	-	(5,743,468)
Interest expense and amortization of debt issuance costs	(772,367)	(588,622)
Gain from settlement agreements	-	1,761,792
Interest income	20,944	20,918

(Loss) income before income taxes	$(52,140)	$463,092

The Company believes the existing disclosures are in compliance with ASC 280-10-50-22. The Company will also ensure that all disclosures required by ASC 280-10-50-22, including reconciliations in accordance with ASC 280-10-50-30, to consolidated results, are provided in future filings.

U.S. Securities and Exchange Commission

March 18, 2026

3. As a related matter, with a view towards future disclosure, provide us with the information required by ASC 280-10-50-26A through 50-26C as it relates to significant segment expenses and other segment items.

RESPONSE: The Company acknowledges the Staff’s comment and confirms there are no significant segment expenses or other segment items that are separately provided to the CODM beyond research and development and general and administrative expenses. The CODM does not receive segment-level information related to depreciation, amortization, capital expenditures, or other non-cash items, and therefore such items are excluded.

Going forward, the Company will enhance its segment disclosures to explicitly address the requirements of ASC 280-10-50-26A through 50-26C, including clarifying that significant segment expenses are presented in the Consolidated Statements of Operations and that no additional significant segment expenses or other segment items are separately disclosed because such information is not regularly reviewed by the CODM.

Please contact Carter Ward, the Chief Financial Officer of the Company, at 201-367-7855, or me at 215-981-4065, if you have any questions about this response.

Respectfully Submitted,

/s/ Mark T. Wilhelm
Mark T. Wilhelm

cc:	Carter Ward, Chief Financial Officer
Elite Pharmaceuticals, Inc.